

November 30, 2007

Room 7010

James C. Raabe
Senior Vice President and Chief Financial Officer
Select Comfort Corporation
9800 59th Avenue North
Minneapolis, Minnesota

> **Re: Select Comfort Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A filed April 12, 2007**
> **File No. 000-25121**

Dear Mr. Raabe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 30, 2006

Item 1. Business

Operations – Suppliers, page 6

1. Identify each of the company's sole source suppliers of unique and proprietary company products which you refer to in this discussion. Copies of any agreements with these parties should be filed as exhibits or the staff should be advised supplementally why these agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

2. Accordingly, the description of the agreement(s) in the Exhibit Index on page 71 should also include the name of the supplier(s) you have referred to.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

3. We note your disclosure in your Form 10-K that you anticipate a "challenging economic environment in 2007" and further note the discussion of your three and six months ending June 29, 2007, which discloses the fact you had a decrease in overall net sales and decreases in comparable store sales. Your disclosure does not address the reasons you are experiencing this challenging environment or the reasons for the decreasing trend in overall sales and comparable store sales. In future filings, please disclose the factors that impacted overall operations as well as the specific events and circumstances that led to comparable store sales decreases during each period presented. Refer to Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies and Estimates, page 36

4. Please note the disclosure of your critical accounting policies in MD&A is supposed to supplement, but not duplicate, the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please ensure, in future filings, that your discussion of critical accounting policies in MD&A addresses the existence of highly material estimates or assumptions and how these matters may affect the financial statements. For example, disclosure regarding sales returns should include expected return rates and how these expected rates have compared to historical rates. Refer to the Commission's guidance concerning critical accounting

estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Definitive Proxy Statement on Schedule 14A filed April 12, 2007

Compensation Discussion and Analysis, page 20

5. In future filings, please provide a more detailed analysis about how you determine the amount and, where applicable, the formula for each element that you pay. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, please use quantification in your future filings.

6. In future filings, please disclose how your decisions regarding each compensation element affect decisions regarding other compensation elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Compensation Program Elements, page 22

7. Your disclosure indicates that your compensation committee uses peer group information as well as general survey data in benchmarking compensation program elements. In future filings, please disclose the component companies of this general survey data. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

8. In addition, your disclosure on page 25 references benchmarking of target bonus levels "against high growth companies of the same size and larger." You also reference benchmark data "related to a retail industry peer group" on page 29. Are these companies different from the peer group and the general survey data that your compensation committee used? If so, please clarify in your future filings and disclose the component companies. Otherwise, please use consistent terms in your future filings to describe the component companies of your benchmarks.

Annual Cash Incentive Compensation, page 23

9. In future filings, please clarify and disclose the target levels you set for 2006. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dorine H. Miller, Financial Analyst, at (202) 551- 3711 or Lesli Sheppard, Attorney at (202) 551-3708.

Sincerely,

Terence O'Brien
Branch Chief